FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 or 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2004

                        Commission File Number 000-26495


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                1A Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F    X          Form 40-F
                                 ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No       X
                                 ---                 ---

                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

Forward-Looking Statements

This  Report  on  Form  6-K  contains  forward-looking   statements,   including
projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including the non-occurrence of any of the Company's recently announced proposed transactions, namely the failure to consummate the preferred share private placement and repayment of convertible notes; the failure of the Company to receive shareholder approval of the preferred share private placement and repayment of the convertible notes and related matters; the failure of the Company to consummate the transactions within the timeframe required by Nasdaq, or to otherwise fail to satisfy the conditions imposed by the Nasdaq Listing Qualifications Panel for the continued listing of Commtouch shares on The Nasdaq SmallCap Market; the acceleration of the payment date of convertible notes due to a delisting by Nasdaq; business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Purpose of this Report

A. On November 4, 2004 the Company submitted to the Securities and Exchange Commission for filing a Form 6-K generally describing the terms of definitive agreements for the a private placement of Series A Preferred Shares and the early repayment of convertible notes (the "Prior Form 6-K"). The Prior Form 6-K was formally accepted for filing by the SEC on November 5, 2004.

Attached to the Prior Form 6-K filing as Exhibit 99.1 is the Company's press release summarizing not only the terms of the transactions, but certain Nasdaq requirements relating to continued listing of the Company's Ordinary Shares. Included in that summary is the requirement of a filing by November 15, 2004 with the SEC (and Nasdaq) of the Company's proxy statement evidencing the Company's intent to seek shareholder approval of the issuance of shares pursuant to these transactions. The Company believes that the filing of this Form 6-K, attaching the Company's proxy statement, is sufficient to meet the above described Nasdaq requirement.

B. Also, attached hereto is the Company's press release announcing financial results of the Company for the third quarter of 2004.

Subsequent Events

Subsequent to the submission of the Prior Form 6-K, the Company and an additional buyer agreed to the purchase and sale of additional Series A Preferred Shares on the same terms as those relating to the original buyers, in an amount of $75,000. Therefore, the total amount of proceeds expected to be received by the Company upon the closing of the Series A Preferred Share private placement is $3.19 million, in consideration of the issuance by the Company of 6,380,000 Series A Preferred Shares.

As a result of such additional investment, the Amended and Restated Articles of Association attached as Exhibit 99.2 to the Prior Form 6-K were subsequently updated to reflect the additional authorized share capital necessary to cover the prospective additional issuance. The version of the Amended and Restated Articles of Association attached as Exhibit A to the proxy statement attached to this Form 6-K as Exhibit 99.1 amends and supersedes the previous version.

Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMMTOUCH SOFTWARE LTD.
                                                 (Registrant)


Date: November 12, 2004                     By   /s/  Gideon Mantel
                                               ---------------------------------
                                                      Gideon Mantel
                                                      CEO



                                  Exhibit Index


Exhibit Number      Description of Exhibit
--------------      ----------------------

99.1                Notice of Annual Meeting of Shareholders and Proxy Statement

99.2                Press release of November 12, 2004